Exhibit 99.1

Vision Marine Technologies Partners with Freedom Boat Club South Florida

Montreal, Canada, November 7, 2022 – Vision Marine Technologies (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator in electric transition of the recreational boating industry, has launched a partnership with a large franchisee of Freedom Boat Club (“FBC”), a subsidiary of Brunswick Corporation. The franchisee of FBC, located in Deerfield, Florida, will enter into a six-month evaluation program with Vision Marine. Vision Marine will supply five third party pontoons equipped with its E-Motion™ 180E fully electric outboard motor and powertrain system.

The Deerfield Beach location represents the fifth fastest growing franchisee location of FBC in all of North America. The pontoons will be available for use by all FBC members for a total of six months. In addition, Freedom Boat Club South Florida, the owner of the Deerfield Beach FBC location, owns and operates ten total locations throughout Southeast Florida, with approximately 1,800 members.

After the evaluation period, Vision Marine and Freedom Boat Club South Florida will explore expanding the electric footprint across all ten of its FBC location properties.

“We are excited to be introducing cutting edge, extended range electric powertrain systems to our Freedom Boat Club fleet in South Florida,” stated Dan Lund, CEO of Freedom Boat Club of South Florida. “Our partnership with Alex Mongeon and his Vision Marine team allows our members to experience, firsthand, the next wave of innovation in marine propulsion.”

“This opportunity to introduce our fully electric outboard and powertrain, the E-Motion™ 180E, in front of the members at the Freedom Boat Club in South Florida, provides exposure to an audience that are avid boaters, and will experience the benefits of electric on the water,” stated Alexandre Mongeon, co-founder and CEO.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of its partnership with Freedom Boat Club South Florida, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com